UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August 2021

Commission File Number 001-35948

Kamada Ltd.

(Translation of registrant’s name into English)

2 Holzman Street
Science Park, P.O. Box 4081
Rehovot 7670402
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements, File Nos. 333-192720, 333-207933, 333-215983, 333-222891 and 333-233267.

On August 11, 2021, Kamada Ltd. (the “Company”) issued a press release titled “Kamada Reports Second Quarter and First Half 2021 Financial Results, Recent Achievements and Corporate Development Activities”. In addition, the Company released its consolidated financial statements as of June 30, 2021 (Unaudited). A copy of the press release and consolidated financial statements as of June 30, 2021 (Unaudited) are attached to this Form 6-K as Exhibit 99.1 and Exhibit 99.2, respectively.

Exhibit No.	Description

99.1	Press Release, dated August 11, 2021
99.2	Kamada Ltd.’s Consolidated Financial Statements as of June 30, 2021 (Unaudited)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 11, 2021	KAMADA LTD.

	By:	/s/ Yifat Philip
Yifat Philip Vice President General Counsel and Corporate Secretary

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